STURM, RUGER & CO., INC. SOUTHPORT, CONNECTICUT 06890 U.S.A.

June 21, 2010

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended April 3, 2010
Definitive Proxy Statement on Schedule 14A filed March 15, 2010
File No. 001-10435

Dear Mr. Hartz:

In response to your letter of May 24, 2010, we have reviewed certain of our disclosures.  In many instances we concur with your comments and will provide additional disclosures in future filings beginning with our Form 10-K for the year ending December 31, 2010 or, if appropriate, in our Form 10-Q for the quarter ending July 3, 2010 or our 2011 Proxy Statement.  In other instances, while we understand and appreciate your concern, we do not believe that additional disclosures are warranted or would benefit investors. In such instances, we provide an explanation supporting our position.

The comments included in your May 24, 2010 letter and our responses follow:

Comment 1.

Please be advised that you must disclose the name of any customer whose sales constitute ten percent or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you.  Please confirm that you have considered whether disclosure in this respect is required.

Response

Item 1-Business, Marketing and Distribution of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 includes the following disclosure related to the loss of any one customer whose sales constitute ten percent or more of consolidated revenues:

“Because the ultimate demand for the Company's firearms comes from end-users, rather than from the Company's distributors, the Company believes that the loss of any distributor would not have a material long-term adverse effect on the Company, but may have a material impact on the Company’s financial results for a particular period.”

We confirm that we have considered whether such disclosure is required, and submit that our disclosure in the Annual Report on Form 10-K for the year ended December 31, 2009 is appropriate and adequate.

Comment 2.

In future filings, please amend your risk factors section to comply with plain English principles.  You should provide subheadings that meaningfully advise readers of the risks that follow and the text should clearly focus on the risks to the company and provide only the factual details that are necessary to place the risk in context.  The inclusion of mitigating statements such as “the Company believes it is generally in compliance with applicable environmental regulations” makes the risk unclear.  Please also avoid copying disclosure directly from other parts of the filing, such as the notes to the financial statements, into the risk factors.  For example, please see your disclosure under “Firearms Litigation”.

Response

Beginning with our Annual Report on Form 10-K for the year ended December 31, 2010, we will modify our risk factors section to comply with plain language principles.  The following is the format we propose using for the Risk Factors section to be contained in our Annual Report on Form 10-K for the year ended December 31, 2010:

“ITEM 1A-RISK FACTORS

The Company’s operations could be affected by various risks, many of which are beyond its control. Based on current information, the Company believes that the following identifies the most significant risk factors that could affect its business. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

Changes in government policies and firearms legislation could adversely affect the Company’s financial results.
The sale, purchase, ownership, and use of firearms are subject to thousands of federal, state and local governmental regulations.  The basic federal laws are the National Firearms Act, the Federal Firearms Act, and the Gun Control Act of 1968.  These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained.  The Company does not manufacture fully automatic weapons, other than for the law enforcement market, and holds all necessary licenses under these federal laws.  From time to time, congressional committees review proposed bills relating to the regulation of firearms.  These proposed bills generally seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms.  Several states currently have laws in effect similar to the aforementioned legislation.

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Until November 30, 1998, the “Brady Law” mandated a nationwide five-day waiting period and background check prior to the purchase of a handgun.  As of November 30, 1998, the National Instant Check System, which applies to both handguns and long guns, replaced the five-day waiting period.  The Company believes that the “Brady Law” and the National Instant Check System have not had a significant effect on the Company’s sales of firearms, nor does it anticipate any impact on sales in the future.  On September 13, 1994, the “Crime Bill” banned so-called “assault weapons.”  All the Company’s then-manufactured commercially-sold long guns were exempted by name as “legitimate sporting firearms.”  This ban expired by operation of law on September 13, 2004.  The Company remains strongly opposed to laws which would restrict the rights of law-abiding citizens to lawfully acquire firearms.  The Company believes that the lawful private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that the widespread private ownership of firearms in the United States will continue.  However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restriction would not have a material adverse effect on the business of the Company.

The Company’s results of operations could be adversely affected by litigation.
The Company faces risks arising from various unasserted and asserted litigation matters, including, but not limited to, product liability and claims for third party property damage or personal injury.  The Company has noted a nationwide trend in purported class actions against firearms manufacturers, generally seeking relief such as medical expense reimbursement, property damages and punitive damages arising from accidents involving firearms.  The Company has also noted a trend in public and private nuisance suits being filed on behalf of municipalities alleging harm to the general public.  Various factors or developments can lead to changes in current estimates of liabilities such as final adverse judgment, significant settlement or changes in applicable law.  A future adverse outcome in any one or more of these matters could have a material adverse effect on the Company’s financial results.

As a result of the Company’s current and past operations, the Company could incur significant environmental liabilities.
The Company is subject to numerous federal, state and local laws and governmental regulations.  These laws generally relate to potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at the Company’s manufacturing facilities and at third-party or formerly owned sites at which contaminants generated by the Company may be located.

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In the normal course of its operations, the Company is subject to occasional governmental proceedings and orders pertaining to waste disposal, air emissions, and water discharges into the environment.  The ultimate costs for environmental matters and the timing of these costs are difficult to predict and the Company’s accruals for such costs and liabilities may not be adequate.  A future adverse outcome of any environmental proceedings and orders could have a material adverse effect on the Company’s financial results.

Business disruptions at one of the Company’s manufacturing facilities could adversely affect the Company’s financial results.
The Newport, New Hampshire and Prescott, Arizona facilities are critical to the Company’s success.  These facilities house the Company’s principal production, research, development, engineering, design, and distribution functions.  Any event that causes a disruption of the operation of either of these facilities for even a relatively short period of time might have a material adverse effect on the Company’s ability to produce and ship products and to provide service to its customers.

Price increases for raw materials could adversely affect the Company’s financial results.
The Company’s manufacturing processes consume significant amounts of raw materials supplied by third parties, the costs of which are subject to supply and demand as well as other factors beyond the control of the Company. There is a limited supply of these materials in the marketplace at any given time, which can cause the purchase prices to vary based upon numerous market factors.  If market conditions result in a significant prolonged inflation of certain prices or if adequate quantities of raw materials cannot be obtained, the Company’s manufacturing processes could be interrupted and the Company’s financial condition or results of operations could be adversely affected.”

Comment 3.

In future filings, please elaborate on the factors that have materially impacted your results of operations from period-to-period.  We note that you cite extraordinary retail demand for your products beginning in 2008 as a factor that impacted your backlog in 2009, but you have not discussed what drove the increase in demand.  Similarly, you should discuss any trends, events or uncertainties that you reasonably expect will have a material impact on your operations in the future.  Your MD&A should provide a sufficient analysis for investors to be able to evaluate the certainty of your cash flows and to assess whether reported financial information is indicative of future operating results or financial condition.

Response

In future filings, we will expand our discussion and analysis, where possible, to address the underlying factors that have materially impacted the results of operations from period-to-period and to discuss any trends, events or uncertainties that are reasonably expected to have a material impact on the Company’s operations in the future.

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Comment 4.

In future filings, please expand your discussion and analysis of cost of products sold to identify and disclose the impact that your primary raw materials, and any other major cost drivers, had on your cost of goods sold from period-to-period.

Response

The Company currently provides an analysis of cost of products sold and gross margin in tabular form that quantifies the changes in the significant elements of cost of products sold.  In future filings, we will expand our discussion and analysis, where possible, to identify and disclose the impact that the Company’s primary raw materials, and any other major cost drivers, had on cost of goods sold from period-to-period.

Comment 5.

In future filings, please quantify the material underlying components of the changes in your selling, general and administrative expenses.  See Section 501.04 of the Codification of Financial Reporting Policies for guidance.

Response

In our Annual Report on Form 10-K for the year ended December 31, 2009, we disclosed the following related to the increase in selling, general and administrative expenses:

“The increase reflects increased advertising and sales promotion expenses and greater personnel-related expenses including stock-based compensation and bonuses.”

Beginning with our Quarterly Report on Form 10-Q for the three and six months ended July 3, 2010 we will quantify, where possible, each material underlying component of the changes in the Company’s selling, general and administrative expenses.

Comment 6.

You stated in your disclosure that “it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company’s financial results for a particular period.”  Tell us whether it is reasonably possible that any single claim could be material to your financial position, results of operations or cash flows for any particular period.  If so, please note that you should identify the nature of the claim, quantify the claimed damages, if known, and disclose the reasonably possible range of loss of that claim, if estimable.  You should also discuss the uncertainties surrounding the potential loss on such claim.  Because the threshold for these disclosures is reasonable possibility, we ask that you use this level of probability in your assertions and disclosures, and include in your assessment the potential impact on cash flows.

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Response

Based on the information known to the Company’s senior management, the Company does not believe that it is reasonably possible that any single claim currently pending against the Company could be material to the Company’s financial position, results of operations or cash flows for any particular period.  In future filings, the Company will disclose whether it believes that it is reasonably possible that any single claim then pending against the Company could be material to the Company’s financial position, results of operations or cash flows for any particular period.  If the Company does so believe with respect to any single claim, it will identify the nature of the claim, quantify the claimed damages, if known, and disclose the reasonably possible range of loss of that claim.

Comment 7.

Please tell us whether your restricted stock units and deferred stock are participating securities.  If so, please confirm to us that your computation of basic EPS includes these participating securities and revise future filings to provide the appropriate disclosures.  See FASB ASC 260-10-59A through 45-61A for guidance.

Response

The restricted stock units and deferred stock are not participating securities and are therefore not included in the computation of basic EPS.  In future filings, we will include the following disclosure:

“Restricted stock units and deferred stock are not participating securities and are therefore not included in the computation of basic EPS.”

Comment 8.

You indicated that your officers “have concluded that as of December 31, 2009, the Company’s controls and procedures over financial reporting were effective;” however, your conclusion should have referred specifically to “disclosure controls and procedures.”  In this regard, please confirm to us that your chief executive officer and chief financial officer have concluded that as of December 31, 2009, the company’s disclosure controls and procedures were effective, and revise future filings accordingly.

Response

We confirm that the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2009, the Company’s disclosure controls and procedures were effective.  Future filings will be revised accordingly.

Comment 9.

Please amend your Form 10-K to provide the signature of the principal accounting officer or controller of your company.  Please refer to paragraph (2)(a) of Instruction D. of Form 10-K.

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Response

We will file an amendment to our Annual Report on Form 10-K for the year ended December 31, 2009 to include the title of “Principal Accounting Officer” below Mr. Dineen’s signature.

Comment 10.

In future filings, please disclose the securities that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the interim periods presented as required by FASB ASC 260-10-50-1(c).

Response

The securities that were not included in the computation of diluted EPS, because they would have been anti-dilutive, was disclosed in Note 11 to the financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.  An excerpt from Note 11 follows:

“The following average numbers of stock options are anti-dilutive and therefore are not included in the diluted earnings per share calculation:

Year ended December 31,	2009	2008	2007

Average number of stock options	456,250	1,282,250	-

In future quarterly filings, we will include a similar disclosure.

Comment 11.

With respect to the second paragraph of your disclosures on controls and procedures, please note the following:

•
We note that your disclosure controls and procedures are “effective to ensure that information required to be disclosed in the Company’s periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms.”  However, your disclosure does not contain the full definition of “disclosure controls and procedures” as defined in Exchange Act Rule 13a-15(e).  In this regard, please confirm to us that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Additionally, please revise your future filings to conclude as to the full definition of disclosure controls and procedures, or alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective, as applicable.

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•
We note that your Item 308(c) disclosure does not specifically address internal control over financial reporting, but rather “control over financial reporting.”  Please confirm to us that there were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended April 3, 2010 that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.  Additionally, please revise future filings to specifically address internal control over financial reporting as required by Item 308(c) of Regulation S-K.

Response

We confirm that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act are accumulated and communicated to the Company’s management, including its principal executive and principal financial officers or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

In future filings, we will conclude as to the full definition of disclosure controls and procedures, or alternatively, state that our disclosure controls and procedures are effective or ineffective, as applicable.

Additionally, we confirm to you that there were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended April 3, 2010 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

In future filings, we will revise Item 4 to specifically address internal control over financial reporting.

Comment 12.

With respect to each comment below on your proxy statement, please also provide us with a sample disclosure showing us what your disclosure will look like in future filings.

Response

Attached hereto as Exhibit A is a sample of the proxy disclosures proposed by the Company to address the issues raised in Comments 13-21.

Comment 13.

In future filings, please enhance your disclosure to discuss how you determine whether each element of compensation is competitive within the “market as a whole.”  Please also clarify what you mean by “market as a whole.”  For example, please indicate whether you conducted a comparison against only peer companies in your industry or whether you used a broader set of companies.  Please also disclose whether you engaged in benchmarking, and if so, please identify the component companies.  See Item 402(b)(2)(xiv) of Regulation S-K.

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Response

In future filings, we will enhance our disclosure, where possible, on the methodology used to determine whether each element of compensation is competitive within the market as a whole.  The Company considers “market as a whole” to be the market rates for compensation that would be required to recruit new executives to perform similar functions at the Company.

The Company does not engage in formal benchmarking of compensation.

Comment 14.

In future filings, please disclose the actual amount of the quarterly profit-sharing awarded to your named executive officers.

Response

The Summary Compensation Table included in the 2010 Proxy Statement that details the compensation of the named executive officers, was prepared to satisfy the requirements of Item 402(c) of Regulation S-K.  We believe that the separate disclosure of the amount of the quarterly profit-sharing awarded to the named executive officers, which was included in the aggregate amounts disclosed in column entitled “Non-Equity Incentive Plan Compensation”, is not required by Item 402(c) of Regulation S-K.

Comment 15.

In future filings, please disclose the operating performance targets you consider in determining the amount of the annual performance-based incentive bonuses awarded to your named executive officers.  Please refer to Item 402(b)(2)(v) of Regulation S-K.  To the extent you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion.  Please refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

In future filings we will disclose the operating performance targets considered in determining the amount of the annual performance-based incentive bonuses awarded to the named executive officers, except to the extent that disclosure of the information would result in competitive harm such that the information may be omitted under Instruction 4 to Item 402(b) of Regulation S-K.

Comment 16.

We note that your disclosure in the last paragraph of this section and note that discretionary bonuses were paid out in 2009 as indicated in the bonus column of the Summary Compensation Table.  In future filings please enhance your discussion regarding your discretionary bonuses in this section by indicating the amount of discretionary bonus awards paid to your named executive officers.

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Response

In the Summary Compensation Table in the 2010 Proxy, we disclose the amount of discretionary bonus awards paid to the named executive officers.  In the footnotes to the Summary Compensation Table, we enhance our disclosure with the following:

“(1)
This column represents discretionary bonuses awarded by the Board of Directors.  2009 amounts represent discretionary bonuses awarded to the Named Executive Officers in respect of the strong financial performance of the Company during 2009.”

We submit that our disclosure related to the amount of discretionary bonus awards paid to the named executive officers is adequate and appropriate.

Comment 17.

You awarded stock options for the first quarter of 2009 but only awarded restricted stock thereafter.  In future filings please enhance your disclosure to discuss your basis for allocating compensation to each different form of award.  See Item 402(b)(2)(ii) of Regulation S-K.  Please further clarify which awards were granted to the named executive officers, identify the operating performance goals required for vesting and disclose the vesting period.

Response

The 2010 Proxy Statement contains the following disclosure related to the allocation of compensation to each different form of award:

“How Does the Company Determine the Amount/Formula for Each Element?

Generally, each element of compensation, including base salaries and performance-based bonus and equity incentive opportunities, is evaluated independently to determine whether it is competitive within the market as a whole, and then the aggregate compensation is evaluated using publicly available data to determine whether it is competitive and reasonable within the market as a whole, as further described below.”

As circumstances warrant, we will endeavor to enhance our disclosure of the amount of each type of equity award.

Regarding the comment related to the clarification of awards to the named executive officers, please note that the equity compensation awarded to the named executive officers is included in the Summary Compensation Table in the columns entitled “Stock Awards” and “Option Awards.”  In the footnotes to the Summary Compensation Table, we enhance our disclosure with the following (emphasis added):

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“(2)
This column represents the full grant date fair value of stock awards to the Named Executives Officers in 2009, 2008 and 2007, calculated in accordance with the provisions of FASB ASC 718, and are shown at the maximum value expected upon achievement of the performance or time-based goals of the awards.  2007 amounts are for stock grants awarded to the Named Executive Officers,  2008 amounts are for Restricted Stock Units (“RSUs”) that were awarded in lieu of 25% of the 2008 performance-based cash bonus, and 2009 amounts are for RSUs awarded from two programs.  The first set of 2009 RSUs were awarded in lieu of 15% of the 2009 discretionary and performance-based cash bonuses to the Named Executive Officers. These RSUs are subject to a three-year vesting period.  The second set of 2009 RSUs were performance-based RSU awards issued in the second, third and fourth quarters of 2009 which were subject to achievement of performance goals.  The performance criteria were met and the 2009 performance-based RSU awards vested as of March 2, 2010. See “OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2009 TABLE” below for further information regarding stock granted to each Named Executive Officer.

(3)
This column represents the full grant date fair value of stock options awarded to the Named Executives Officers in 2009, 2008 and 2007, calculated in accordance with the provisions of FASB ASC 718, and are shown at the maximum value expected upon achievement of the performance or time-based goals of the awards.   The performance criteria were met and the 2007 and 2008 performance-based equity awards vested on April July 28, 2009. The performance criteria were met and the 2009 performance-based option awards issued in the first quarter of 2009 vested as of March 2, 2010.  See Note 13 of the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 regarding assumptions underlying valuation of equity awards.  Any estimate of forfeitures related to service-based vesting conditions are disregarded pursuant to the SEC Rules. See “OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2009 TABLE” below for further information regarding stock options and restricted stock units granted to each Named Executive Officer.”

The operating performance goal for the vesting of performance-based equity compensation in 2007 was the achievement of $0.75 of earnings per share in four consecutive quarters.  The operating performance goal for the vesting of performance-based equity compensation in 2008 was the achievement of $17 million of adjusted operating profit in four consecutive quarters.  The operating performance goal for the vesting of performance-based equity compensation in 2009 was the achievement of $18.7 million of adjusted operating profit in four consecutive quarters.

Comment 18.

In future filings please indicate the target compensation value and how you determine the target compensation value for each named executive officer.  Please also disclose the operating performance goals that must be achieved for equity compensation awards to vest.

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Response

In future filings, we will indicate the target compensation value for each named executive officer and how the target compensation value is determined.

The operating performance goal for the vesting of performance-based equity compensation in 2007 was the achievement of $0.75 of earnings per share in four consecutive quarters.  The operating performance goal for the vesting of performance-based equity compensation in 2008 was the achievement of $17 million of adjusted operating profit in four consecutive quarters.  The operating performance goal for the vesting of performance-based equity compensation in 2009 was the achievement of $18.7 million of adjusted operating profit in four consecutive quarters.

Comment 19.

In future filings, please disclose the target and maximum annual bonus opportunity for Mr. Fifer.  Please also enhance your disclosure to discuss the target and maximum bonus opportunities for each of the named executive officers.  Please further disclose the actual bonus amounts paid out to each named executive officer.

Response

In future filings, we will disclose the nominal annual bonus opportunity for Mr. Fifer and the named executive officers.  Because none of the named executive officers has an employment agreement, there is no stated maximum bonus opportunity for the named executive officers.  The bonus amount is based on the ratio of actual operating results compared to a pre-determined goal for those operating results.  If the ratio exceeds 150%, then the Board of Directors, at its sole discretion, shall consider and authorize any bonus payments in excess of 150% of a named executive officer’s nominal annual bonus opportunity.

Please note the following disclosure of the actual bonus amounts paid out to each named executive officer which was included in the footnotes to the Summary Compensation Table:

“(1)
This column represents discretionary bonuses awarded by the Board of Directors.  2009 amounts represent discretionary bonuses awarded to the Named Executive Officers in respect of the strong financial performance of the Company during 2009.

(4)
This column represents the non-equity portion of performance-based incentive payments made under the Company's 2009 Incentive Compensation Program, including the quarterly profit-sharing bonus and annual performance-based bonus.”  These amounts were calculated based on the results of the fiscal year in which they were earned, but some of these amounts were paid after the end of the fiscal year.  Performance-based bonuses were not paid for 2007.”

Comment 20.

We note your disclosure on page 21 that you do not typically adjust base salaries each year.  In future filings, please explain why you decided to increase Mr. Fifer’s base compensation.  See Item 402(b)(2)(ix) of Regulation S-K.

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Response

The Company considers all of the examples provided in of Item 402(b)(2) of Regulation S-K, including Item 402(b)(2)(ix) in preparing the Compensation Discussion and Analysis.  Specifically, the Company determined that the increase to Mr. Fifer’s base compensation of 6.25% in February of 2010 was warranted after a period of 40 months in which Mr. Fifer’s base compensation was not increased.

In future filings, we will continue to consider the guidance of Item 402(b)(2)(ix) of Regulation S-K in preparing the Compensation Discussion and Analysis.

Comment 21.

In future filings, please revise to provide all the information required under Item 404(b) of Regulation S-K.

Response

In future filings, we will provide all the information required under Item 404(b) of Regulation S-K.

*********************

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or further clarification, please call me at (203) 259-7843 ext.33251.

Sincerely,

Thomas A. Dineen
Vice President, Treasurer and Chief Financial Officer

bcc:	M. Jacobi
M. Fifer
L. Gasper
D. Renken
K. Reid
J. Dorr (Wildman, Harrold)
J. LaGueux (Patterson, Belknap)
P. Siciliano (McGladrey & Pullen)
Audit Committee Members

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Exhibit A

Sample proxy disclosures in connection with the following comments:

Comment 13

Revised disclosure as follows:

"Generally, each element of compensation, including base salaries and performance-based bonus and equity incentive opportunities, is evaluated independently to determine whether it is competitive ~~within the market as a whole~~based on the Company's experience in hiring and retaining executives, and then the aggregate compensation is evaluated using publicly available data to determine whether it is competitive and reasonable ~~within the market as a whole, as further described below~~in relation to that data."

Comment 14

No additional disclosure required.  See Response to Comment 14.

Comment 15

Additional disclosure as follows:

"The following corporate performance targets are considered in determining the amount of the annual performance-based incentive bonuses awarded to the named executive officers: ________________________."

Comment 16

No additional disclosure required.  See Response to Comment 16.

Comment 17

Additional disclosure as follows:

"The operating performance goal for the vesting of performance-based equity compensation in 2010 was the achievement of $_____ of adjusted operating profit in four consecutive quarters."

Comment 18

"The target compensation value for each named executive officer is as follows:

Named Executive Officer	Target Compensation Value
Michael O. Fifer	$
Thomas A. Dineen	$
Steven M. Maynard	$
Christopher J. Killoy	$
Thomas P. Sullivan	$

We calculate the target compensation value for each named executive officer by ____________________."

Comment 19

"The nominal annual bonus opportunity for Mr. Fifer and each of the named executive officers is as follows: __________________.  Because none of the named executive officers has an employment agreement, there is no stated maximum bonus opportunity for any of the named executive officers.  The bonus amount is based on the ratio of actual operating results compared to a pre-determined goal for those operating results.  If the ratio exceeds 150%, then the Board of Directors, at its sole discretion, shall consider and authorize any bonus payments in excess of 150% of a named executive officer’s nominal annual bonus opportunity."

Comment 20

No additional disclosure required.  See Response to Comment 20.

Comment 21

No additional disclosure required.  See Response to Comment 21.